THIS INSTRUMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

PROMISSORY NOTE

Date of Note: [_____]
Principal Amount of Note: $[_____]
City and State of Lender: [_____]
Payment Start Date: [_____]

For value received by [Nicci Willis & Co. LLC], a [OHIO_____] (*state*) company, ("Borrower" or the "Company"), hereby promises to pay to the order of [_____] ("Lender"), in lawful money of the United States of America and in immediately available funds, the principal amount set forth above (the "Loan") together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

1.   **Interest Rate**. The outstanding principal amount of the Loan shall accrue interest at a rate of [15   ]% per annum or the maximum rate permissible by law, whichever is less, non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed.

2.   **Repayment Schedule**. Borrower promises to repay the outstanding principal amount of the Loan and any unpaid accrued interest according to the following schedule:

Borrower shall pay the outstanding principal amount of the Loan and all unpaid accrued interest on [_____] (Maturity Date)

Borrower shall pay the outstanding principal amount of the Loan (and all unpaid accrued interest through the date of each such payment) in [4   ] equal [quarterly] payments until the Loan is repaid in full[; *provided, however*, that at any time the Company may defer up to <u>one</u> of such payments upon notice to Lender (each, a "***Permitted Deferral***")]

Borrower shall pay the outstanding principal amount of the Loan and all unpaid accrued interest through the date of each such payment on the dates and in the amounts provided in **Exhibit A (Repayment Schedule),** however, that Borrower may prepay the outstanding principal amount of the Loan and any unpaid accrued interest at any time.

3.   **Place of Payment**. All amounts payable hereunder shall be payable at the office of Lender, [_____], unless another place of payment shall be specified in writing by Lender.

4.   **Application of Payments**. Payment on this Promissory Note (this "Note") shall be applied first to accrued interest, and thereafter to the outstanding principal amount hereof.

5.   **Company Representations.**

        5.1.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

        5.2.   The execution, delivery and performance by the Company of this Note is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Lender, has been duly authorized by all necessary actions on the part of the Company.   This Note constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

        5.3.   The performance and consummation of the transactions contemplated by this Note do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations[, other than as set forth in Section 6].

        5.4.   No consents or approvals are required in connection with the performance of this Note, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

6.   **Lender Representations.**

        6.1.   Lender has full legal capacity, power and authority to execute and deliver this Note and to perform its obligations hereunder.   This Note constitutes a valid and binding obligation of Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

6.2.   If Lender has checked the box next to "Accredited Investor" on the signature page, Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.   If Lender has checked the box next to "Unaccredited Investor" on the signature page, Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.   Lender has been advised that this Note and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.   Lender is acquiring this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Lender has no present intention of selling, granting any participation in, or otherwise distributing the same.   Lender has such knowledge and experience in financial and business matters that Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.   Lender is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act.

6.3.   Neither Lender nor, if applicable, any beneficial owner of Lender appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC").   Lender further represents that the monies used to fund Lender's Loan to the Company are, to the knowledge of Lender, not derived from, invested for the benefit of, or related in any way to, governments of, or persons within, any country (a) under the U.S. Embargo enforced by OFAC, (b) that has been designated as a "non-cooperative country or territory" by the Financial Action Task Force on Money Laundering, or (c) that has been designated by the U.S. Secretary of the Treasury as a "primary money laundering concern."   Lender further represents that Lender does not know or have any reason to suspect that (y) the monies used to fund Lender's Loan to the Company have been derived from or related to any illegal activities, including, but not limited to, money laundering activities, and (z) the proceeds of Lender's Loan to the Company will be used to finance any illegal activities.

7.   **Default**. Each of the following events shall be an "Event of Default" hereunder:

(a)   *Other than with respect to a Permitted Deferral,* Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

(b)   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)   an involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

8.   **Waiver**. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses.

The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

9.   **Governing Law**. This Note shall be governed by the laws of the State of [OHIO   ], excluding its conflict of law provisions.

10.   **Successors and Assigns**. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

11.   **Subordination.**

11.1.   The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of the Company's Senior Indebtedness.   Lender further agrees to execute a form of subordination agreement, as requested by any current or future lender to the Company, to effect the foregoing subordination. "Senior Indebtedness" shall mean the principal of and unpaid interest and premium, if any, on (i) indebtedness of the Company or with respect to which the Company is a guarantor, whether outstanding on the date hereof or hereafter created, to banks, insurance companies or other institutions regularly engaged in the business of lending money, whether or not secured and (ii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

11.2.   Upon any receivership, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangement which creditors (whether or not pursuant to bankruptcy or other insolvency laws), dissolution, liquidation, or any other marshaling of the assets and liabilities of the Company or in the event this Note shall be declared due and payable, (i) no amount shall be paid by the Company, whether in cash or property in respect of the principal of or interest on this Note at the time outstanding, unless and until the full amount of any Senior Indebtedness then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest of this Note except subject to the payment in full all of the Senior Indebtedness then outstanding.

11.3.   If an event of default has occurred with respect to any Senior Indebtedness, permitting Lender to accelerate the maturity of this Note, then unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note.

11.4.   Nothing contained in the preceding paragraphs shall impair, as between Borrower and Lender, the obligation of Borrower, which is absolute and unconditional, to pay to Lender hereof the principal hereof and interest hereon as and when the same shall become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law, all subject to the rights, if any, of lenders of Senior Indebtedness under the preceding paragraphs to receive cash or other properties otherwise payable or deliverable to Lender pursuant to this Note.

SIGNATURE PAGE TO PROMISSORY NOTE

BORROWER:

Signed:_____

Name: _____

Address:_____

_____

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Lender is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

LENDER:

Signed: _____

Name: _____

Address:_____

_____

Email:_____

Exhibit A - Repayment Schedule

Repayment Date	Principal Repayment Amount	Repayment Date	Principal Repayment Amount	Repayment Date	Principal Repayment Amount